UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CALGON CARBON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-10776	25-0530110
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3000 GSK DRIVE, MOON TOWNSHIP, PA	15108
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (412) 787-6700

Chad Whalen, Senior Vice President, General Counsel and Secretary   (412) 787-6786

(Name and telephone number, including area code, of the

person to contact in connection with the report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01. Conflict Minerals Disclosure and Report

Calgon Carbon Corporation (“Calgon Carbon”, “we” or “our”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, Calgon Carbon is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers via a survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a supply chain. Our findings have exposed that Calgon Carbon is unable to eliminate the probability of “conflict minerals” in certain products that we manufacture or contract to manufacture. With the inability to eliminate the probability at this time, Calgon Carbon is also unable to determine the exact origin of these minerals and cannot certify that materials have not been mined in the Democratic Republic of Congo or an “adjoining country” as defined by the United States Securities and Exchange Commission.

A copy of Calgon Carbon’s Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015 is filed as Exhibit 1.01 hereto and is publicly available at www.calgoncarbon.com, under the heading “For Investors”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02. Exhibits

The Conflict Minerals Report Required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 — EXHIBITS

Item 2.01.  Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALGON CARBON CORPORATION
(Registrant)

Date: May 31, 2016	/s/ Chad Whalen
(Signature)
Chad Whalen
Senior Vice President, General Counsel and Secretary